Putnam Investments
100 Federal Street
Boston, MA 02110
December 20, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren

Re:	Comments on Post-Effective Amendment No. 29 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 30 under the Investment Company
Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement
on Form N-1A (File Nos. 333-117134 and 811-21598) (the “Registration Statement”) of
Putnam Target Date Funds (formerly “Putnam RetirementReady Funds”) (the
“Registrant”), filed with the Securities and Exchange Commission (the “Commission”)
on October 17, 2019 (the “485(a) Amendment”), with respect to its series Putnam
Retirement Advantage 2060 Fund, Putnam Retirement Advantage 2055 Fund, Putnam
Retirement Advantage 2050 Fund, Putnam Retirement Advantage 2045 Fund, Putnam
Retirement Advantage 2040 Fund, Putnam Retirement Advantage 2035 Fund, Putnam
Retirement Advantage 2030 Fund, Putnam Retirement Advantage 2025 Fund, Putnam
Retirement Advantage 2020 Fund (formerly “Putnam Retirement Advantage 2065
Fund”), and Putnam Retirement Advantage Maturity Fund (each, a “Fund” and, collectively, the “Funds”)

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Peter Fariel of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and to James Forbes of Ropes & Gray LLP, counsel to the Funds, on behalf of the Staff of the Commission (the “Commission Staff”) on December 3, 2019 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 32 under the Securities Act and Amendment No. 33 under the Investment Company Act to the Registration Statement, filed with the Commission on or around December 30, 2019 (the “485(b) Amendment”). References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comment

1. Comment: Please respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective. Please finalize the Registration Statement filed with the 485(b) Amendment with all brackets

1

removed and all material information provided. Please include in the response filed via correspondence any revisions to disclosure in the Registration Statement contemplated by the Registrant’s responses. The Commission Staff notes that the Registrant and its investment adviser are responsible for the adequacy and accuracy of the Registration Statement.

Response: The Registrant confirms that it intends to respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective. The Registrant further confirms that it will revise the Registration Statement filed with the 485(b) Amendment to remove all brackets and provide all material information. The Registrant has included in each response below any revisions to disclosure in the Registration Statement contemplated by the response. The Registrant acknowledges that the Registrant and its investment adviser are responsible for the adequacy and accuracy of the Registration Statement.

Prospectus

Fund summary – Fees and expenses

2. Comment: Please confirm supplementally whether the fees and expenses expected to be incurred indirectly by each Fund as a result of investments in shares of Acquired Funds (as defined in Form N-1A) are expected to exceed 0.01% of the average net assets of the Fund. If so, please reflect these fees and expenses in a separate line item for “Acquired Fund Fees and Expenses” in the Fund’s Annual Fund operating expenses table pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: The Registrant confirms that the fees and expenses expected to be incurred indirectly by each Fund as a result of investments in shares of Acquired Funds (as defined in Form N-1A) are expected to exceed 0.01% of the average net assets of the Fund and, therefore, pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A, these fees and expenses will be reflected in a separate line item for “Acquired Fund Fees and Expenses” in the Fund’s Annual Fund operating expenses table.

Fund summary – Investments (all Funds)

3. Comment: The final paragraph of the “Investments” section explains that a Fund’s target allocations “may differ from the allocations shown in the table” and that a Fund’s investment adviser “may change the [F]und’s glide path, and the underlying funds in which it invests, at any time, although we do not expect to make changes frequently.” Please revise the disclosure to include a description of the circumstances in which a Fund’s glide path and/or target allocations may be changed from those shown in the table (e.g., only as a temporary defensive strategy).

Response: The Registrant expects that a Fund’s glide path and/or target allocations to underlying funds would only be changed infrequently, and generally only under circumstances in which longer-term structural changes (i.e., in the average retirement age or life expectancy) lead the fund’s portfolio managers to determine that a change is advisable to achieve the fund’s investment goal. Additionally, the portfolio managers of the underlying funds may adjust those funds’ allocations among asset classes from time to time consistent

2

with their investment goals. Accordingly, the Registrant has revised the disclosure in the first two sentences of the last paragraph of the “Investments” section in each Fund summary as follows (new language denoted by underline and deleted language denoted by ~~strike -through~~):

For each fund other than Putnam Retirement Advantage Maturity Fund:

The fund’s target allocations may differ from the allocations shown in the table. We may change the glide path, the fund’s target allocations, and the underlying funds in which it invests at any time, although we expect these changes to be infrequent and generally in response to longer-term structural changes (i.e., in the average retirement age or life expectancy) that lead the fund’s portfolio managers to determine that a change is advisable to achieve the fund’s investment goal.

For Putnam Retirement Advantage Maturity Fund:

The fund’s target allocations may differ from the allocations shown in the table. We may change the fund’s target allocations, and the underlying funds in which it invests, at any time, although we ~~do not expect to make changes frequently~~ expect these changes to be infrequent and generally in response to longer-term structural changes (i.e., in the average retirement age or life expectancy) that lead the fund’s portfolio managers to determine that a change is advisable to achieve the fund’s investment goal.

In addition, the Registrant has revised the second footnote in the table containing the fund’s target allocations in the “Investments” section in each Fund summary as follows (new language denoted by underline and deleted language denoted by ~~strike - through~~):

For each fund other than Putnam Retirement Advantage Maturity Fund:

** ~~[~~ Equity and fixed income allocations are hypothetical estimates based on each Putnam ~~[~~ Dynamic Asset Allocation ~~]~~ Fund’s and Putnam ~~[~~ Income Strategies~~] Fund’s~~ Portfolio’s strategic allocation to equity and fixed income investments as set forth in its prospectus~~;~~, and an assumption that Putnam ~~[~~ Short Term Investment ~~]~~ Fund is equivalent to a fixed income investment.~~]~~ The managers of the underlying funds may adjust those funds’ allocations among asset classes from time to time consistent with their investment goals, and, consequently, a ~~A~~ ctual allocations will vary.

For Putnam Retirement Advantage Maturity Fund:

** ~~[~~ Equity and fixed income allocations are hypothetical estimates based on Putnam ~~[~~ Income Strategies ~~] Fund’s~~ Portfolio’s strategic allocation to equity and fixed income investments as set forth in its prospectus ~~; and an assumption that Putnam [Short Term Investment] Fund is equivalent to a fixed income investment~~.~~]~~  The managers of Putnam Income Strategies Portfolio may adjust that fund’s allocations among asset classes from time to time consistent with its investment goal, and, consequently, a ~~A~~ ctual allocations will vary.

3

Fund summary – Investments (all Funds except Putnam Retirement Advantage Maturity Fund)

4. Comment: Please revise the table showing all Funds’ projected approximate allocations to each asset class and underlying fund to include only the projected approximate allocations of the relevant Fund.

Response: The Registrant believes that the inclusion in the table of the projected approximate allocations for every Fund assists a reader in understanding how a particular Fund’s allocations are expected to change over time consistent with its glide path. To highlight the purpose of including the allocations of every Fund in the table, the Registrant has revised the explanation preceding the table as follows to clarify that, over a five year period, a Fund’s allocations will gradually change to resemble the allocations for the Fund with the next earliest target date (new language denoted by underline):

The following table presents your fund’s projected approximate allocations to each asset class and underlying fund as of December 31, 2019 and December 31, 2020. By comparing the percentage allocations of your fund in the table, you can see how its allocations are expected to change during the one-year period beginning on December 31, 2019. The table also shows the approximate allocations of other Putnam Retirement Advantage Funds, which are designed for investors with different target retirement dates. Over a five year period, each fund’s allocation will gradually change to resemble the allocation for the fund with the next earliest target date. This illustrates how a fund’s allocations may change over time to increasingly emphasize capital preservation and income.

To minimize the risk that the inclusion of every Fund’s allocations in the table causes confusion for readers, the Registrant has revised the column headers in the table in each Fund summary to specifically identify the particular Fund to which that Fund summary applies. In addition, the Registrant has revised the formatting of the table (through the use of bold font and shading) to distinguish the allocations of the relevant Fund from those of each other Fund.

5. Comment: Please clarify what will happen to a Fund as it reaches its target date, including how many years following its target date a Fund will continue to operate.

Response: The Registrant respectfully notes that a description of what happens to a fund as it reaches its target date appears in the last paragraph of the “Investments” section of each fund’s Fund summary, which states that, “[n]ear the end of the target year, the fund’s target allocations will correspond to those of Putnam Retirement Advantage Maturity Fund (Maturity Fund), . . . and the fund will be merged into Maturity Fund.” The Registrant believes that this description appropriately addresses what happens to a fund as it reaches its target date.

Fund summary – Investments (Putnam Retirement Advantage Maturity Fund only)

6. Comment: The first sentence under the heading “Investments” states that “the [F]und employs an asset allocation strategy designed for investors who are already in retirement or who plan to retire (or otherwise begin withdrawing the invested funds) in the near future ”

4

(emphasis added). Please define the phrase “in the near future” or otherwise revise the disclosure to clarify the investor profile for which the Fund’s asset allocation strategy is designed.

Response: The Registrant respectfully declines to make the requested change. The Registrant believes that the phrase “in the near future” is sufficiently clear to minimize potential confusion regarding the investor profile for which the Fund’s asset allocation strategy is designed. The Registrant is aware of a number of unaffiliated target date funds that use the same or similar phrasing to describe the profile of portfolios designed for investors in retirement or expecting to retire soon.

7. Comment: In light of the inclusion of the term “maturity” in the Fund’s name, please confirm whether the Fund uses a dollar-weighted average maturity for purposes of evaluating the Fund’s compliance with Rule 35d-1 under the Investment Company Act.

Response: Although the Registrant is aware of the Commission Staff’s position requiring investment companies with names that distinguish themselves by limiting the maturity of the investments they hold (e.g., “short-term,” “intermediate-term” or “long-term” bond or debt funds) to have average weighted portfolio maturities of specified lengths, the Registrant believes that the use of the term “maturity” in the Fund’s name does not require the Fund to adopt a Rule 35d-1 policy with respect to the term “maturity” or otherwise implicate the Commission Staff’s position. As described under “Investments” in the Fund’s Fund summary, the Fund employs an asset allocation strategy designed for investors who are already in retirement or who plan to retire (or otherwise begin withdrawing the invested funds) in the near future. In the Registrant’s view, the term “maturity” as used in the Fund’s names refers to an investment strategy designed for investors in or near retirement rather than an investment type and, therefore, that the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “maturity.” The Registrant believes that this view is consistent with the adopting release for Rule 35d-1 (Investment Company Names, Inv. Co. Act Release No. 24828 (January 17, 2001)) (the “Adopting Release”) and the Staff's 2001 “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (the “FAQ”). In the Adopting Release, the Commission stated that Rule 35d-1 does not apply to fund names that incorporate terms such as “growth” and “value” since these terms “connote types of investment strategies as opposed to types of investments.” Similarly, in the FAQ, the Commission Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment. . . . Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”

In light of the foregoing, the Registrant does not believe that the Fund is required to adopt a Rule 35d-1 policy with respect to the term “maturity.” While the Fund will not adopt a Rule 35d-1 policy with respect to the term “maturity,” the Registrant is cognizant that, pursuant to Section 35(d) of the Investment Company Act, the Fund’s name may not be materially deceptive or misleading and it plans to implement the Fund’s investment strategy accordingly. The Registrant believes that, in light of the description of the Fund’s investment strategy and related disclosure in the Registration Statement, the Fund’s name would not lead

5

a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.

Fund summary - Risks

8. Comment: Please consider adding a heading for each risk factor discussed under the heading “Risks” in light of the plain English requirements of Rule 421(d) under the Securities Act.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Fund’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A and the plain English requirements of Rule 421 under the Securities Act.

9. Comment: Under the heading “Portfolio managers,” please consider disclosing the month (in addition to the year) that each of the Fund’s portfolio managers assumed responsibility for the Fund’s investment. Please also consider making this change with respect to the disclosure under the heading “Portfolio managers” in the section “Who oversees and manages the fund?”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which provides the year that each portfolio manager assumed responsibility for the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

What are the funds’ and each underlying fund’s main investment strategies and related risks? –Fixed income investments

10. Comment: Please disclose any maturity or quality policies the underlying funds will use to select fixed income investments.

Response: The Registrant notes that a maturity policy for Putnam Short Term Investment Fund is disclosed in the 485(b) Amendment under the heading “Investment risk – For Short Term Investment Fund ” (i.e., the fund will maintain a dollar-weighted average portfolio maturity of three years or less). The Registrant further notes that quality policies for each underlying fund are similarly described under the heading “Credit risk” (e.g., each of Putnam Dynamic Asset Allocation Balanced Fund, Putnam Dynamic Asset Allocation Conservative Fund, and Putnam Dynamic Asset Allocation Growth Fund may invest up to 40% of its total assets (but not more than its maximum fixed-income allocation range) in higher-yield, higher-risk debt investments that are rated below BBB or its equivalent at the time of purchase by each nationally recognized securities rating agency, or that are unrated investments that the managers of the funds believe are of comparable quality). The Registrant confirms that, except as otherwise specified in the 485(b) Amendment, each underlying fund may invest in fixed-income securities of any maturity or quality.

The Registrant notes that the description in the 485(b) Amendment of each underlying fund’s principal investment strategies and related risks (including the description of the underlying fund’s maturity and quality policies) parallels similar disclosure in the underlying fund’s own registration statement. The Registrant respectfully declines to include any additional

6

affirmative statements about an underlying fund’s maturity or quality policies in the 485(b) Amendment, as to do so would introduce inconsistency in the description of a particular underlying fund between the 485(b) Amendment and the underlying fund’s own registration statement.

*	*	*	*

As I discussed with Mr. McLaren of the Commission Staff during the call on December 3, 2019, the 485(b) Amendment will reflect a name change for Putnam Retirement Advantage 2065 Fund to “Putnam Retirement Advantage 2020 Fund,” as well as a corresponding change in the fund’s target date. In addition, the 485(b) Amendment will include a revised prospectus that offers only class R6 shares of each Fund.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0023. Thank you for your assistance.

Very truly yours,

/s/ Peter Fariel

Peter Fariel
Associate General Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP
James M. Forbes, Esq., Ropes & Gray LLP

7